FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

The Media report “ICICI Bank masked bad loans through change in accounting policy” is a mischievous and motivated attempt to malign the image of ICICI Bank in the eyes of its investors. The Bank’s accounts are audited by reputed Statutory Auditors whose audit report and audit opinion form part of the Bank’s annual report.  The Bank has made full disclosure in its annual report, investor presentations and analysts calls as per details below:

“The Bank classifies loans as non-performing (sub-standard/ doubtful/ loss) and makes provisions for them as per RBI guidelines. Write-offs are generally made out of existing provisions against existing NPAs. The write-offs do not impact loan classification, additions to NPAs, the profit & loss account or the net NPA ratio of the Bank. The Significant Accounting Policies, which are part of the audited financial statements in the Annual Report of the Bank, have always mentioned that “Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines” (for fiscal 2016, the disclosure has been made on page 137 and for fiscal 2017, the disclosure has been made on page 146 of respective Annual Reports). Detailed disclosures on write-offs are made in the financial statements (for fiscal 2017, the disclosures have been made in Note 18 on pages 170-171 of the annual report). Further, the Bank has also made disclosures regarding write-off amounts in the Management’s Discussion & Analysis, investor presentation and analyst call. The Bank has also disclosed the provision coverage ratio both including and excluding prudential/ technical write-offs”.

You would therefore note that the media report has distorted the facts to discredit the Bank’s reputation.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 8, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager